[Letterhead of Sutherland Asbill & Brennan LLP]

July 8, 2016

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Preliminary Proxy Materials on Schedule 14A filed June 28, 2016
File No. 814-00638

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00638), filed with the Commission on June 28, 2016 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Proxy Materials are indicated in the Company’s responses set forth below, such revisions have been included in the Company’s revised preliminary Proxy Materials on Schedule 14A, filed concurrently herewith.

Proposal I: Election of Directors

1.	Comment: Please confirm that all the information required to be disclosed pursuant to Item 22(b)(11) of Schedule 14A has been disclosed in the “Proposal I: Election of Directors” section of the proxy statement.

Response:        The Company confirms to the Staff on a supplemental basis that all the information required to be disclosed by the Company pursuant to Item 22(b)(11) of Schedule 14A has been disclosed in the “Proposal I: Election of Directors” section of the proxy statement.

Dominic Minore, Esq.

July 8, 2016

Proposal II – Proposal to Amend TICC’s Bylaws to Implement a Majority Vote Standard for the Election of Directors in Uncontested Elections

2.	Comment: We refer to the first sentence of the first paragraph under the majority vote standard proposal. Please delete the words “allow for” and replace them with the word “require” in such sentence.

Response: The Company has revised the disclosure in the proxy statement accordingly. See page 25 of the revised proxy statement.

3.	Comment: Please disclose, if true, that the proposal to amendment the Company’s bylaws to implement a majority voting standard for the election of directors could effectively transfer the voting power that stockholders currently enjoy from the Company’s stockholders to the Company’s board of directors with respect to the election of the Company’s directors.

Response: The Company does not believe that the proposal will result in the transfer of power from the Company’s shareholders to the Company’s board of directors with respect to the election of the Company’s directors. Since 2005, the implementation of majority voting for election of directors at U.S. public companies has been one of the most widespread corporate governance initiatives spearheaded by institutional investors and shareholder activists (i.e., they have demanded that companies abandon director election by plurality voting in favor of a majority voting regime). Institutional investors and other shareholder groups have been very effective in their efforts to persuade U.S. public companies to adopt a majority vote standard for the election of directors. In this regard, approximately 90% of S&P 500 companies and approximately 46% of Russell 3000 companies have a majority voting standard for director elections and/or a policy requiring resignation if a director fails to get majority support.

Under plurality voting, the current standard for the election of the Company’s directors, the candidate receiving the most votes wins, regardless of whether those votes constitute a majority of the votes cast.  As a result, in an uncontested election, a candidate could be elected with as little as a single affirmative vote.  By contrast, under the majority voting standard proposed in the amendment to the Company’s bylaws, a candidate who does not receive a majority of votes cast in an uncontested election is not elected and must tender his or her resignation to the Company’s board, which will decide how to act on the resignation.1 The following table compares various voting scenarios for the Company’s current plurality standard and proposed new majority voting standard in uncontested elections:

1 The proposal includes this director resignation procedure because, under state law, a director who fails to receive a majority of votes cast is permitted to continue to serve on the board as a “holdover” director until such director’s successor is elected and qualified or until such director’s earlier resignation or removal. See, e.g., Chair Mary Jo White, Building Meaningful Communication and Engagement with Shareholders (June 25, 2015), Address Before Society of Corporate Secretaries and Governance Professionals 69th National Conference, available at https://www.sec.gov/news/speech/building-meaningful-communication-and-engagement-with-shareholde.html (describing the “holdover” rule).

Dominic Minore, Esq.

July 8, 2016

Voting Scenario (Uncontested Election)	Outcome Under Plurality Standard	Outcome Under Majority Standard
80% of votes cast FOR director	Director is elected	Director is elected
50% of votes cast FOR director	Director is elected	Director is not elected and tenders his/her resignation to the Board
10% of votes cast FOR director	Director is elected	Director is not elected and tenders his/her resignation to the Board

As shown in the table above, under the plurality voting standard, a director candidate in an uncontested election will be elected to the board regardless of how many shareholders vote for him or her, but under the majority voting standard, a director candidate will be required to submit his or her resignation if shareholders cast 50% or more of their votes against the candidate. The Company believes that the effect of the proposal is therefore to transfer power from the Company’s board to the Company’s shareholders. In light of the foregoing, the Company has not revised the disclosure.

4.	Comment: Please advise the Staff whether the majority voting standard has the potential to act as a form of an anti-takeover defense.

Response: Given that the proposal to amend the Company’s bylaws to implement a majority vote standard would only apply in uncontested elections (i.e., an election where the only nominees are those recommended by the Company’s board of directors), it would not serve as a defense against an unsolicited takeover approach or an attempt by a third party to have its directors elected to the board in a contested election.

5.	Comment: Please disclose the number of times since the Company’s inception that director nominees did not receive a majority of the votes cast in connection with their election to the Company’s board of directors.

Response: The Company advises the Staff that since the Company’s initial public offering its director nominees have always received at least a majority of the votes cast in connection with their election to the Company’s board of directors and the Company has revised the disclosure in the proxy statement accordingly. See page 25 of the revised proxy statement.

6.	Comment: We refer to the last sentence in the third paragraph under the majority vote standard proposal. Please disclose the factors that the Company’s board of directors will consider in connection with determining to “fill the resulting vacancy or reduce the size of the Board of Directors” in connection with a “failed election.”

Response: The Company has revised the disclosure in the proxy statement accordingly. See page 25-26 of the revised proxy statement.

Dominic Minore, Esq.

July 8, 2016

7.	Comment: We refer to the first sentence of the fourth paragraph under the majority vote standard proposal. Please advise the Staff why the Company’s board of directors believes that it “is appropriate at this time” to implement the majority vote standard.

Response: The Company’s board of directors determined that it is appropriate for the Company to implement the majority vote standard at this time in light of the continuing corporate governance trend at U.S. public companies to adopt a majority voting standard for the election of directors (either as a best practice or at the behest of activist shareholders) as well as reinforce the board of directors’ accountability to the Company’s shareholders. The Company has revised the disclosure in the proxy statement to clarify the same. See page 26 of the revised proxy statement.

8.	Comment: We refer to the text of the proposed majority voting standard bylaw amendment set forth in Annex B to the proxy statement. Please ensure that the disclosure contained under the majority vote proposal in the proxy statement adequately describes all of the material provisions of the proposed bylaw amendment in plain English.

Response: The Company has revised the disclosure in the proxy statement accordingly. See page 25-26 of the revised proxy statement.

Proposal IV: Binding Proposal Put Forth By TSLX To Terminate The Investment Advisory Agreement With TICC Management, LLC

9.	Comment: Please revise the disclosure under Proposal IV to disclose the internal rate of return after expenses in addition to the current disclosure regarding the internal rate of return in the Proxy Materials.

Response: The Company has revised the disclosure under Proposal IV to remove any discussion regarding the Company’s internal rate of return in response to the Staff’s comment.

General

10.	Comment: Please provide the required Tandy representations to the Staff.

Response: Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary Proxy Materials on Schedule 14A (File No. 814-00638) filed on June 28, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Dominic Minore, Esq.

July 8, 2016

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Nicholas P. Panos, Senior Special Counsel, Division of Corporation Finance,
Office of Mergers and Acquisitions
Steve Novak, Chairman of the Board of Directors, TICC Capital Corp.
Jonathan Cohen, Chief Executive Officer, TICC Capital Corp.
Harry S. Pangas, Sutherland Asbill & Brennan LLP
Vlad M. Bulkin, Sutherland Asbill & Brennan LLP
David E. Shapiro, Wachtell, Lipton, Rosen & Katz
Eitan S. Hoenig, Wachtell, Lipton, Rosen & Katz